Exhibit 99.3

PRIVATE & CONFIDENTIAL

NUTON TECHNOLOGIES COLLABORATION AGREEMENT

FOR THE GUNNISON PROJECT

EXCELSIOR MINING ARIZONA INC.,

GUNNISON COPPER CORP.,

AND

NUTON LLC

DATED February 28, 2025

NUTON TECHNOLOGIES COLLABORATION AGREEMENT
FOR THE GUNNISON PROJECT

THIS NUTON TECHNOLOGIES COLLABORATION AGREEMENT (this “Agreement”) is dated as of this February 28, 2025 (the “Effective Date”), between:

I.	EXCELSIOR MINING ARIZONA INC., a corporation incorporated under the laws of the State of Arizona, USA (“Excelsior Arizona”);

II.	GUNNISON COPPER CORP., a British Columbia corporation f/k/a Excelsior Mining Corp. (“Gunnison” and together with Excelsior Arizona, “Excelsior”); and

III.	NUTON LLC, a limited liability company formed under the laws of the State of Delaware, USA (“Nuton”).

WHEREAS Excelsior owns and operates the Johnson Camp Mine and other related copper projects in Cochise County, Arizona (the “JCM”);

WHEREAS on December 13, 2022, Excelsior Arizona and Nuton entered into that certain Nuton Technologies Collaboration Agreement, pursuant to which Excelsior Arizona and Nuton confirmed their mutual desire to exploit copper sulphides and transition materials from the JCM open pit and other Excelsior copper projects more efficiently and effectively and in an economically and environmentally responsible manner;

WHEREAS Nuton has developed the NutonTM Technologies (as defined below), an extensive portfolio of advanced copper heap leaching technologies targeted at primary sulphide ores (particularly low-grade deposits) which may not otherwise be economically amenable to processing using traditional leaching technologies;

WHEREAS on July 28, 2023, Excelsior Arizona, Nuton and Gunnison (together the “Parties” and each a “Party”) entered into that certain Option Agreement, pursuant to which Excelsior granted Nuton an exclusive option to own an initial 49% ownership interest in a joint venture vehicle formed for the purposes of conducting certain exploration and mining operations at the JCM (the “JCM Option Agreement”);

WHEREAS on June 17, 2024, the Parties entered into that certain Nuton Technologies Demonstration Agreement, pursuant to which the Parties agreed to implement the Stage 2 Work Program (as defined therein) and to further test the Nuton Technologies at the JCM (the “JCM Demonstration Agreement”, and together with the JCM Option Agreement, the “JCM Agreements”);

WHEREAS in addition to and separate from JCM, Excelsior owns and operates the Gunnison Project (as defined herein) in Cochise County, Arizona;

AND WHEREAS the Parties now wish to enter into this Agreement with respect to, amongst other things, a strategic collaboration to complete a Stage 1 Viability Testing Program (as described in Schedule A to this Agreement) using samples collected from the Gunnison Project to determine whether the Nuton Technologies would be a commercially-viable copper leaching option for sulphides at the Gunnison Project, and, if such commercial viability is demonstrated, work toward the negotiation and execution of a commercial arrangement through a joint venture or other structure, as agreed, related to the commercial exploitation of the Nuton Technologies at the Gunnison Project.

NOW THEREFORE in consideration of the foregoing and the mutual covenants and agreements hereinafter set forth and other good and valuable consideration, the receipt and sufficiency of which is irrevocably acknowledged, it is agreed by and between the Parties as follows:

ARTICLE 1

DEFINITIONS AND INTERPRETATION

Section 1.1. Definitions.

As used in this Agreement, the following terms shall have the following meanings:

“Affiliate” means any Entity that, whether directly or indirectly, controls, is controlled by, or which is under the same management or control of, a Party, and their respective Representatives. In the case of Nuton, an Affiliate shall include any Entity that, whether directly or indirectly, controls, is controlled by, or which is under the same management or control of either Rio Tinto Limited (ABN 96 004 458 404) or Rio Tinto plc (Company No. 719885), and their respective Representatives. For purposes of this definition, “control” (and its derivations) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of an Entity, whether through the ownership of voting securities, by contract or otherwise;

“Alternative Technology Transaction” means, directly or indirectly, any agreement or contract relating to processing methods for primary and secondary sulphides at the Gunnison Project including, without limitation, any agreement (or the amendment, including extensions or modifications, to any existing agreement), partnership, transaction or other understanding of any kind concerning, relating to, or pertaining to, any copper heap-leach related technologies relating to the sulphide component of the Gunnison Project, whether for the purpose of testing an Entity’s technology, entering into a potential commercial transaction, developing a technology for processing sulphides or otherwise, including any testing program or other exploratory processing operations. For greater certainty Alternative Technology Transaction does not include any transactions related to ore sorting or mineral sorting;

“Business Day” means a day (other than a Saturday or Sunday or a public holiday) when commercial banks are open for ordinary banking business in Salt Lake City, Utah, United States of America and Phoenix, Arizona, United States of America;

“Confidentiality Agreement” means that certain Non-Disclosure Agreement - Mutual with a commencement date of September 26, 2022, between Nuton and Excelsior Arizona;

“Derive” means to develop, invent, discover, create, synthesize, conceive, reduce to practice, design or otherwise generate (whether solely by a Party or its Personnel or jointly by the Parties or their Personnel).

“Entity” means any individual, general partnership (including a limited liability partnership), limited partnership (including a limited liability limited partnership), limited liability company, corporation, joint venture, trust, business trust, cooperative, association or any foreign trust or foreign business organization;

“Excess” has the meaning given to it in Section 2.7(a)(v);

“Exclusivity Period” has the meaning given to it in Section 2.3;

“Exercise Period” has the meaning given to it in Section 2.4(b);

“GN Tax Partnership” means the tax partnership formed under the TPA;

“Gunnison Project” means the ownership or other rights Excelsior has to certain patented mining claims, unpatented mining claims and other properties located in Cochise County, Arizona together with rights appurtenant to those claims, including water rights and personal property, comprising what commonly is known as the Gunnison Project, as described in set forth on Schedule B to this Agreement;

“Intellectual Property Rights” or “IPR” means any and all intellectual property and industrial design rights, whether protected, created or arising under the laws of the United States or any foreign jurisdiction, including the following: (i) patents (including in any country of the world, any existing or future patent, patent application, divisional, reissue, re-examination, continuation, continuation-in-part applications and/or addition patent or patent application thereof, or any extension of such patent, as for example, supplemental protection certificates or applications thereof) (collectively, “Patent Rights”); (ii) copyrights, mask work rights, database rights and design rights, whether or not registered, published or unpublished, and registrations and applications for registration thereof, and all rights therein whether provided by international treaties or conventions or otherwise; (iii) trade secrets; (iv) moral rights; and (v) other applications and registrations related to any of the rights set forth in the foregoing sections (i) – (iv) above which subsist now or will subsist in the future; provided, however, that as used in this Agreement, the term “Intellectual Property Rights” expressly excludes trademarks, service marks, trade names, service names, corporate names, trade dress, logos, and other identifiers of source, including all goodwill associated therewith and all common law rights, registrations and applications for registration thereof, and all rights therein provided by international treaties or conventions, and all reissues, extensions and renewals of any of the foregoing, and all intellectual property rights arising from or in respect of domain names, domain name registrations and reservations (“Trademarks”);

“JCM” has the meaning given to it in the Recitals;

“JCM Agreements” has the meaning given to it in the Recitals;

“JCM Demonstration Agreement” has the meaning given to it in the Recitals;

“JCM Option Agreement” has the meaning given to it in the Recitals;

“JCM Stage 2 Amendments” has the meaning given to it in ARTICLE 3;

“Know How” means information, knowledge, discoveries, protocols, processes, procedures and techniques, whether or not in the public domain;

“Material Terms” has the meaning given to it in Section 2.4(c);

“Nebari Facility” has the meaning given to it in Section 2.7(a)(ii);

“NutonTM Technologies” or “Nuton Technologies” means the proprietary copper heap leach related processing and modelling technologies, methodologies, and Know-How, and all IPR therein, including without limitation the technologies described in the issued patents and pending patent applications, in each case which are owned or licensed from a Third Party by Nuton or its Affiliates and are in existence as of the Effective Date, or which are Derived, acquired by or licensed from a Third Party by Nuton or its Affiliates after the Effective Date.

“Offer Notice” has the meaning given to it in Section 2.4(c);

“Party” or “Parties” has the meaning given to it in the Recitals;

“Payment” has the meaning given to it in Section 2.6;

“Representative” means a Party’s or its Affiliate’s officers, directors, partners, members, employees, attorneys, accountants, professional advisors, consultants, contractors (including sub-contractors), agents and representatives;

“Restricted Transaction” has the meaning given to it in Section 2.4;

“ROFO Offer” has the meaning given to it in Section 2.4(c);

“ROFO Period” has the meaning given to it in Section 2.4;

“Site” has the meaning given to it in Section 2.2;

“Stage 1 Viability Testing Program” has the meaning given to it in Section 2.1(1); and

“TPA” has the meaning given to it in Section 2.7.

Section 1.2. Time of Day and Date.

Any references to time of day or date means the local time or date in Salt Lake City, Utah unless otherwise specified.

Section 1.3. Conflicts.

If there is any conflict or inconsistency between a provision of the body of this Agreement and that of any document delivered pursuant to this Agreement, the provision of the body of this Agreement shall prevail.

ARTICLE 2

NUTON TECHNOLOGIES COLLABORATION AT THE GUNNISON PROJECT

Section 2.1. Stage 1 Viability Testing Program

(1)	Excelsior and Nuton agree to work together collaboratively to engage in Stage 1 viability testing of the Nuton Technologies on samples collected from the Gunnison Project during an estimated 12-month period from the date hereof as identified and described in Schedule A to this Agreement (“Stage 1 Viability Testing Program”).

(2)	With respect to the Stage 1 Viability Testing Program, Excelsior shall only bear the costs and expenses incurred in relation to the collection of the samples and costs to deliver them to Nuton or its agents in each case within the United States. Nuton shall bear all other costs and expenses related to the Stage 1 Viability Testing Program as specified in Schedule A, including a preliminary Life Cycle Analysis (LCA) to demonstrate environmental performance of the Nuton Technologies and capex/opex assessments.

(3)	As between the Parties, any information (in any form) relating to or provided in connection with the Stage 1 Viability Testing Program that a Party (including through its Affiliates or Representatives) discloses, or makes available, to the other Party, or is acquired or obtained by a Party as a result of its dealings with the other Party (including its Affiliates or Representatives), before, on or after the commencement of the Stage 1 Viability Testing Program is considered “Information” for the purposes of the Confidentiality Agreement and remains the property of the disclosing Party in accordance with Clause 9.1 of the Confidentiality Agreement (other than the samples, the ownership of which is discussed below), and without limitation, includes:

(a)	the oral or written reports produced by Nuton concerning any aspect of the Stage 1 Viability Testing Program;

(b)	any information that is notified, marked or identified as “confidential,” or under the circumstances of its disclosure, should reasonably be considered as confidential;

(c)	any information or matters of a technical, non-technical, financial or business nature, such as know-how, formulas, secret processes or machines, trade secrets, equipment, tooling, inventions, studies, research projects, development plans, information about operations, future plans and methods or systems of doing business, strategies, pricing, costs, profits, sales, markets, lists of actual or potential customers, customer requirements, models, articles, notes. books, correspondence, drawings, forms, photographs, unpublished applications for patent(s), trademark(s), or design(s), copyright(s), papers, notebooks, reports, records, research, operational. industrial or development data, blueprints, sample models, photographs, financial and marketing data, business plans, computer programs, software or code, files and disks, owned by, or licensed to, the disclosing party or any of its Affiliates; and

(d)	any document or other material (in any form) that refers to, records, or is produced based on, or is derived from, any disclosed information,

but excludes information:

(e)	that is or becomes publicly available otherwise than because of a breach of this Section 2.1(3) or in breach of an obligation of confidence;

(f)	Excelsior and Nuton agree in writing is not confidential;

(g)	a receiving Party receives from a third party, provided it was not, to the knowledge of the receiving Party, disclosed by or acquired from that third party unlawfully or in breach of an obligation of confidence; or

(h)	that was previously known to the Party (or independently created or developed by it), without access to the Information (including without limitation under other JCM Agreements) as the Party can reasonably prove, by documented and probative evidence, and does not cease to be Information merely because individual features of the Information may be found separately or within a general disclosure in the public domain or otherwise. The Party receiving the Information uses such Information disclosed ‘as is’ and at its own risk.

(4)	Excelsior’s or its Affiliates’ collection of the samples and any other related materials delivered to Nuton or its agents and any evaluation or analysis or other contribution under this Agreement, including with respect to the Nuton Technologies, shall not be considered a “work made for hire” under applicable law.
(5)	Nuton will be deemed to be the full owner of all Intellectual Property Rights, Information and data developed or derived because of, or in connection with, the Stage 1 Viability Testing Program. Nuton grants Excelsior the perpetual, royalty free and irrevocable right to transfer, disclose and use all deliverables provided by Nuton in connection with the Stage 1 Viability Testing Program, including without limitation any reports, testing results and data derived from the samples provided by Excelsior, solely with respect to its Affiliates and Representatives and under the terms of the Confidentiality Agreement. Nuton is agreeable to discussion of the disclosure of deliverables provided by Nuton in connection with the Stage 1 Viability Testing Program, as described above, to Excelsior’s lenders and financial sources with Excelsior’s agreement to be responsible for any of those parties’ breaches of the Confidentiality Agreement in the same manner as an Affiliate or Representative of Excelsior under the terms of the Confidentiality Agreement. Each Party shall fully cooperate and take all further action, as any other Party may reasonably request and at the requesting Party’s expense, to effectuate the allocation of ownership set forth in this Section 2.1(5).
(6)	Nothing in this Agreement will be interpreted, construed, deemed, or read to create, imply, give effect to, or otherwise recognize any license, transfer or assignment of Intellectual Property Rights of any kind between the Parties, including all industrial and Intellectual Property Rights whether protectable by statute, at common law or in equity including all copyright and similar rights which may subsist or may hereafter subsist in works or any subject matter, rights in relation to inventions (including all patents and patent applications), trade secrets and know-how, rights in relation to designs (whether or not registerable), rights in relation to registered or unregistered trademarks, but excludes non-assignable moral rights and similar non-assignable personal rights of authors and producers.
(7)	Excelsior and Nuton shall use, handle, test, apply and dispose of any samples, as applicable, in compliance with applicable federal, state and local laws, rules, regulations and ordinances.
(8)	Nuton shall keep Excelsior apprised of testing results and progress at regular intervals to be agreed upon but no less than monthly, unless no new material information is available.
(9)	Excelsior or Nuton may, at any time, without cause or prejudice to its rights, terminate the Stage 1 Viability Testing Program, upon 30 days’ written notice to the other Party. Upon receipt of such notice, Excelsior and Nuton must comply with the obligations under Clause 5 of the Confidentiality Agreement. A termination under this Section 2.1(9) shall have no impact on the Parties’ obligations under the remainder of this Agreement or the JCM Agreements.

(10)	The Parties agree to work together collaboratively to evaluate the deployment of the Nuton Technologies at the Gunnison Project, including establishing the incremental value that the Nuton Technologies could add, and how the Nuton Technologies could optimize a pathway to achieve Excelsior’s ongoing optimization, growth and operation strategies. Should the Stage 1 Viability Testing Program indicate commercial viability of the Nuton Technologies as a processing method for sulphides at the Gunnison Project, as determined by Nuton and Excelsior independently, the Parties may work together toward the negotiation and possible conclusion of a commercial agreement which shall provide that the Nuton Technologies is the sole and exclusive processing method for sulphides at the Gunnison Project , provided that Excelsior may contract with a third party with respect to the processing of oxides at the Gunnison Project. For certainty, nothing in this Agreement creates a binding obligation on the part of Nuton or Excelsior, acting in their sole discretion and without being obliged to give any reasons, to enter any future transaction or any business arrangement with the other unless otherwise specified.
(11)	Furthermore, Nuton agrees that if the Nuton Technologies demonstrate commercial viability, Excelsior may publicly disclose the recovery rates and other high-level results from the outcome of the Stage 1 Viability Testing Program, provided that any such disclosure shall be subject to the prior written approval of Nuton, acting reasonably.

Section 2.2. Information and Access Rights.

(1)	Upon request, Excelsior shall provide Nuton with timely and reasonable access to scientific and technical information related to the Gunnison Project including, without limitation, ESG assessments and analysis, work plans and programs, and permitting information geological information, but excluding any information Excelsior is not permitted to disclose pursuant to binding contractual confidentiality undertakings with another Entity.
(2)	Excelsior shall permit Nuton or any of its designated agents or Representatives to visit the Gunnison Project or other Excelsior copper projects, excluding JCM, which is separately addressed under the JCM Agreements, (the “Site”) on a reasonable basis as requested by Nuton for the purposes of the collaboration at Nuton’s sole cost and risk, and as agreed to by Excelsior. Nuton agrees that when accessing the Site, it must (i) comply with all policies, directions, rules or procedures made known to it and which are in effect at the Site, including those relating to security, workplace health and safety, and compliance with environmental law; (ii) act reasonably and avoid any unnecessary interference with the Representatives or business of Excelsior; and (iii) only access those parts of the premises or facilities at the Site as reasonably necessary for the purposes of the Stage 1 Viability Testing Program. Excelsior agrees to provide Nuton Representatives sufficient information, such as in the form of training, videos, manuals or other overviews, for such Nuton Representatives to adhere to applicable health, safety and environment standards at the Site. If Nuton Representatives fail to comply with any of the requirements of Excelsior, then Excelsior may at its discretion deny that person or those persons access to the Site or permit such access subject to reasonable terms and conditions and with reasonable notice to Excelsior.

Section 2.3. Exclusive Sulphide Processing Technology at Gunnison Project.

During the Exclusivity Period, the Nuton Technologies shall be the sole processing method considered by Excelsior for sulphides at the Gunnison Project. Excelsior hereby agrees that, during the period commencing as of the date hereof and ending upon the conclusion of the Stage 1 Viability Testing Program (the “Exclusivity Period”), Excelsior shall not, and shall not authorize or permit any of its Affiliates or Representatives (in each case who has received any of the Information) to, directly or indirectly: (i) solicit, initiate, or take any action to facilitate or encourage any inquiries or the making of any proposal from a person or group of persons other than Nuton and its Affiliates that may constitute, or could reasonably be expected to lead to, an Alternative Technology Transaction; (ii) enter into or participate in any discussions or negotiations with any person or group of persons other than Nuton and its Affiliates regarding an Alternative Technology Transaction; (iii) furnish any non-public information relating to Excelsior or any of its subsidiaries, assets, or businesses, or provide access to the assets, business, properties, books, or records of Excelsior or any of its subsidiaries to any person or group of persons other than Nuton, its Affiliates and its and their Representatives, in all cases for the purpose of assisting with or facilitating an Alternative Technology Transaction; (iv) specifically pertaining to Excelsior’s employees, serve as an advisor, on the board or otherwise consult with any third party developing any copper heap leach related technologies for sulfide ores; or (v) enter into an Alternative Technology Transaction or any agreement, arrangement, or understanding, including, without limitation, any letter of intent, term sheet, or other similar document, relating to an Alternative Technology Transaction. Effective immediately, Excelsior shall, and shall cause its Representatives to, terminate any and all existing discussions or negotiations with any person or group of persons other than Nuton and its Affiliates regarding an Alternative Technology Transaction. During the Exclusivity Period, Excelsior shall promptly notify Nuton of the receipt of any oral or written offer, indication of interest, proposal, or inquiry relating to an Alternative Technology Transaction, such notice to include the material terms thereof, including the identity of the person or group of persons involved. Excelsior shall promptly furnish Nuton with a copy of any written offer or other information that it receives relating to an Alternative Technology Transaction and shall keep Nuton fully informed on a current basis of any modifications to such offer or information. The Parties hereto acknowledge that a breach of this Section 2.3 would cause irreparable harm for which monetary damages would be an inadequate remedy. Accordingly, Excelsior hereby agrees that Nuton may seek equitable relief in the event of any breach or threatened breach of this Section 2.3, including injunctive relief against any breach thereof and specific performance of any provision thereof, in addition to any other remedy to which Nuton may be entitled.

Section 2.4. Right of First Offer.

During the period beginning on the Effective Date hereof and ending on the Termination Date (as defined in the JCM Demonstration Agreement) (the “ROFO Period”), Excelsior shall not, directly or indirectly, enter into any agreement, offer to enter into any agreement, negotiate with, or consummate any transaction relating to the use and/or purchase of: (i) any excess capacity at the SX/EW Plant (as defined in the JCM Option Agreement); or (ii) any infrastructure existing on or at (A) the Mining Assets (as defined in the JCM Option Agreement) or (B) the Gunnison Project; in each case of (i)-(ii) with any Entity other than Nuton (each a “Restricted Transaction”) except in compliance with the terms and conditions of this Section 2.4.

(a)	If, at any time during the ROFO Period, Excelsior desires to enter into (or is approached on an unsolicited basis with respect to) any agreement or consummate a Restricted Transaction, Excelsior shall, without notifying any third party of Excelsior’s interest in the Restricted Transaction, provide written notice to Nuton of its offer to enter into such a transaction (the “Offer Notice”) and the material financial and other terms and conditions of such offer (the “Material Terms”). Each Offer Notice constitutes an offer made by Excelsior to enter into an agreement with Nuton in accordance with the Material Terms (“ROFO Offer”).

(b)	At any time prior to the expiration of the 30th day period following Nuton’s receipt of the Offer Notice (the “Exercise Period”), Nuton may accept the ROFO Offer by delivery to Excelsior of a written notice of acceptance; provided, however, that Nuton is not required to accept any non-financial terms or conditions contained in any Material Terms that cannot be fulfilled by Nuton as readily as by any other Entity (e.g., an agreement conditioned upon the services of a particular individual or the supply of a product exclusively under the control of a potential third-party offeror).
(c)	If, by the expiration of the Exercise Period, Nuton has not accepted the ROFO Offer, and provided that Excelsior has complied with all of the provisions of this Section 2.4, within 120 days following the expiration of the Exercise Period, Excelsior may consummate the Restricted Transaction with a third party on Material Terms that are the same or more favorable to Excelsior as the Material Terms set forth in the Offer Notice. If such Restricted Transaction is not consummated with such 120-day period, the terms and conditions of this Section 2.4 will again apply and Excelsior shall not enter into any Restricted Transaction during the ROFO Period without affording Nuton the right of first offer on the terms and conditions of this Section 2.4.

The restrictions in Section 2.4 shall not apply to a corporate transaction involving the purchase and sale of equity securities of Excelsior.

Section 2.5. Exclusivity over Exploration

The Parties or their Affiliates hereby agree to negotiate, in good faith, the terms of an exclusive exploration agreement (and/or such other agreement(s)) in relation to the Mining Assets as defined in the JCM Agreements and the Gunnison Project, with an exclusivity period of no less than 3 years and no more than 5 years, and which shall include, without limitation, a specified work program, costs and timeframes. Such exploration agreement shall survive a change in control of Excelsior Arizona or Gunnison unless Nuton or one of its Affiliates who is a party to the exploration agreement provides its advance written consent to terminate the exploration agreement.

Section 2.6. Lump Sum Payment.

In consideration for the matters set forth in Section 2.1 through Section 2.4 herein, on or before March 14, 2025, and subject to Nuton’s receipt of its internal corporate approvals, Nuton shall pay to Excelsior Arizona the sum of $3,000,000 (Three Million Dollars) by wire transfer or automated clearing house to an account designated in writing by Excelsior to Nuton for Excelsior’s direct costs related to the Stage 1 Viability Testing Program (the “Payment”), which Payment shall result in Nuton having a deemed distribution entitlement in the amount of $3,000,000 separate from and preferential to all other distribution rights that Nuton and Excelsior Arizona may have under the Agreement or the JCM Agreements (the “Preferred Entitlement”), and which Preferred Entitlement is intended to be satisfied pursuant to Section 2.7(a)(iv) below. Excelsior shall set aside a reserve from the Payment in an amount sufficient to cover Excelsior’s direct costs related to the Stage 1 Viability Testing Program and the required payments due to Nebari on a monthly basis for the remainder of the 2025 calendar year (the “Reserve”). If, after the Reserve there are remaining funds from the Payment, then Excelsior can use the Payment for general corporate expenses.

Section 2.7. Allocation of Section 48C Credit.

Concurrent with the Effective Date of this Agreement, Excelsior Arizona and Nuton are signing a Tax Partnership Agreement, which allocates certain tax credits with respect to the activities of the Parties under this Agreement and under the JCM Agreements (“TPA”). The TPA includes the below requirements, among other requirements and obligations. In the event of a conflict between the terms of this Section 2.7 and the terms of the TPA, the terms of this Section 2.7 below shall control in all instances other than the tax treatment of any item below for which the TPA shall control.

(a)	Upon the occurrence of:

(i) Excelsior having fulfilled on a commercially reasonable efforts basis, no later than December 31, 2025 (unless otherwise agreed between the Parties), each of the Section 48C tax certification requirements to the satisfaction of the U.S. Internal Revenue Service; and

(ii) the execution and delivery to Nuton of a restructuring agreement (or such other agreement) regarding the credit facility in effect between Excelsior and Nebari Holdings (or its Affiliate), in such form satisfactory to Nuton, acting reasonably (such facility, the “Nebari Facility”), provided that if the restructuring agreement provides for a reduction of the principal amount of the Nebari Facility to $7.5 million or less and extends the maturity date of the Nebari Facility to December 31, 2029 or later without conditions other than documentation, it shall be deemed satisfactory, then, Nuton or one of its Affiliates on behalf of the GN Tax Partnership shall promptly thereafter initiate a brokered sale of the Section 48C tax credit to a third party and, upon receipt of the proceeds of such sale, distribute such proceeds as follows:

(iii) Nuton and its Affiliates to be reimbursed first for any costs related to the Section 48C Tax Credit, including for Ernst & Young and any other tax consultant, the program manager retained by Gunnison to manage the Section 48C certification requirements, costs associated with the brokered sale of the Section 48C Tax Credit and any other costs related to obtaining, certifying and selling the Section 48C Tax Credit;

(iv) the next $3,000,000 (Three Million Dollars) shall be retained by Nuton (or its Affiliates) in satisfaction of the Preferred Entitlement, and such amount shall not, for the avoidance of doubt, be deemed as recoupment of the Stage 2 Work Program Funding under Section 2.4 of the JCM Option Agreement; and

(v) the balance to Excelsior Arizona, which shall be used solely for purposes of repayment of the remaining principal balance of the Nebari Facility; provided that, to the extent such balance exceeds $6,250,000 (Six Million Two Hundred and Fifty Thousand Dollars) (such amount of excess, the “Excess”), Excelsior may use, with Nuton’s prior written consent, the Excess for other corporate purposes.

ARTICLE 3

EXTENSION TO STAGE 2 WORK PROGRAM AT JCM

The Parties shall continue to assess the business case for the extension of the Stage 2 Work Program (as defined in the JCM Agreements) and the Parties shall negotiate and finalize, in good faith, appropriate amendment(s) to the Stage 2 Work Program, the Stage 2 Work Program Budget, the Stage 2 Work Program Funding, and/or other terms of the JCM Agreements as the Parties may agree (together, the “JCM Stage 2 Amendments”). To achieve the foregoing, the Parties agree to use good faith efforts to complete the following milestones, provided that the Parties agree that the Management Committee, as defined in the JCM Option Agreement, has the right to extend or adjust the timing or content of the following milestones:

(1)	On or before February 28, 2025, the Parties shall agree to the preparation of: (a)REDACTED: Confidential and commercially sensitive details of the JCM Stage 2 Amendments ; and (b) REDACTED: Confidential and commercially sensitive details of the JCM Stage 2 Amendments );
(2)	On or before March 14, 2025, the Parties shall agree to the selection of a preferred business case and assessment of the effects of the extension of the Stage 2 Work Program;
(3)	On or before March 22, 2025, the Parties shall either: (a) finalize the terms of the extension of the Stage 2 Work Program; or (b) complete the terms of a new mine plan and related analysis; and
(4)	On or before March 31, 2025, the Parties shall agree, finalize, execute and deliver, pursuant to binding written agreements, the terms of the JCM Stage 2 Amendments.

ARTICLE 4

MISCELLANEOUS

Section 4.1. Authority; Effect.

Each Party represents and warrants to and agrees with each other Party that the execution and delivery of this Agreement and the completion of their respective obligations under this Agreement have been duly authorized on behalf of such Party and do not violate any agreement or other instrument applicable to such Party or by which its assets are bound. This Agreement does not, and shall not be construed to, give rise to the creation of a partnership between the Parties, or to constitute any of such Parties members of a joint venture or other association.

Section 4.2. Notices.

Any notices, requests, demands, designations and other communications required or permitted pursuant to this Agreement shall be effective if in writing and (i) delivered personally, (ii) sent by e-mail, or (iii) sent by overnight courier, in each case, addressed as follows:

(1)	If to Excelsior Arizona and/or Gunnison to:

Excelsior Mining Arizona Inc

Concord Place

2999 N. 44th St, Suite 300

Phoenix, AZ, USA 85018

Attention: Stephen Twyerould

E-mail: [REDACTED: Personal Information]

With a copy (which shall not constitute notice) to:

[REDACTED: Personal Information]

(2)	If to Nuton, to:

Nuton LLC

4700 Daybreak Parkway

South Jordan, Utah

84009

Attention: Melanie Grayson

E-mail. [REDACTED: Personal Information]

With a copy (which shall not constitute notice) to:

[REDACTED: Personal Information]

Unless otherwise specified herein, such notices or other communications shall be deemed to have been delivered (a) on the date received, if personally delivered; (b) on the date received if delivered by e-mail on a Business Day before 5:00 p.m. Mountain Time, or if not delivered on a Business Day or after 5:00 p.m. Mountain Time on a Business Day, on the first Business Day thereafter; and (c) two Business Days after being sent by overnight courier.

Section 4.3. Termination and Effect of Termination.

(1)	Unless otherwise terminated by the mutual written agreement of the Parties or pursuant to Section 2.1(9), this Agreement shall continue in full force and effect and shall only terminate, and all rights and obligations hereunder shall only cease to apply, upon the later to occur of (a) the completion of the Stage 1 Viability Testing Program and (b) the Termination Date under the JCM Demonstration Agreement.
(2)	No termination under this Agreement shall relieve any Entity of liability for any breach incurred prior to termination., Section 2.1(4), Section 2.1(5), Section 2.1(6), Section 2.1(9), Section 2.1(10) and ARTICLE 4 shall survive the termination of this Agreement.

Section 4.4. Confidentiality.

The Confidentiality Agreement is incorporated by reference in full into this Agreement and applies to this Agreement, in particular, Clause 3 (Permitted Disclosure), Clause 4 (Mandatory Disclosure); Clause 5 (Return or Destruction of Information) and Clauses 6.3 and 6.5 (Enforcement, Remedies and Termination) thereof. Gunnison acknowledges and agrees that, for purposes of this Agreement, it shall be bound by, and shall adhere to the terms of, the Confidentiality Agreement, as if it was a party thereto.

Section 4.5. Public Announcements.

The Parties will work collaboratively on any press release, public statement or announcement or other public disclosure with respect to this Agreement should Excelsior desire to issue any such public announcement, and any such public announcement shall require joint approval by Nuton and Excelsior, acting reasonably and in consideration of requirements under applicable law.

Section 4.6. Assignment.

No Party may assign or transfer this Agreement or any of its rights or obligations under this Agreement without the prior written consent of the other Parties, provided that a Party may without the consent of the other Parties, assign or transfer this Agreement or any of its rights or obligations under this Agreement to any Affiliate.

Section 4.7. Amendments.

This Agreement may not be orally amended, modified, or extended. This Agreement may be amended, modified or extended only by an agreement in writing signed by each of the Parties. Each such amendment, modification or extension shall be binding upon each Party.

Section 4.8. Waiver.

Except as expressly provided in this Agreement, no waiver of any provision or of any breach of any provision of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give such waiver and, unless otherwise provided in such written waiver, shall be limited to the specific provision or breach waived. No waiver by a Party of any provisions or of any breach of any term, covenant, representation or warranty contained in this Agreement, in one or more instances, shall be deemed to be or construed as a further or continuing waiver of that or any other provision (whether similar) or of any breach of that or any other term, covenant, representation or warranty contained in this Agreement.

Section 4.9. Governing Law.

This Agreement shall be governed by and construed in accordance with the federal laws of the State of Delaware (without giving effect to any conflict of laws principles thereunder) as to any Intellectual Property Rights issues arising from or related to this Agreement and each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of Delaware except that the foregoing jurisdictional requirements does not apply to any action for urgent interlocutory, injunctive, or equitable relief, and as to any other issues, the laws of the State of Arizona and the federal laws of the United States of America as applicable therein and each Party irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of the State of Arizona except that the foregoing jurisdictional requirements does not apply to any action for urgent interlocutory, injunctive, or equitable relief.

Section 4.10. Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the matters contemplated and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties related to such matters with the exception of the Confidentiality Agreement, which is fully incorporated into this Agreement subject to the terms of this Agreement, and the JCM Agreements. There are no representations, warranties, covenants, conditions or other agreements express or implied, collateral. statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into this Agreement.

Section 4.11. Successors and Assigns.

This Agreement becomes effective only when executed by each of the Parties. After that time, it is binding on and inures to the benefit of the Parties and their respective successors and permitted assigns.

Section 4.12. Counterparts.

This Agreement may be executed in any number of counterparts, each of which is deemed to be an original, and such counterparts together constitute one and the same instrument. Transmission of an executed signature page by email or other electronic means is as effective as a manually executed counterpart of this Agreement.

Section 4.13. Severability.

If any provision of this Agreement is determined to be illegal, invalid or unenforceable by an arbitrator or any court of competent jurisdiction from which no appeal exists or is taken, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect. The Parties shall engage in good faith negotiations to replace any provision which is declared invalid or unenforceable with a valid and enforceable provision, the economic and substantive effect of which comes as close as possible to that of the invalid or unenforceable provision which it replaces.

Section 4.14. No Partnership.

Nothing contained in this Agreement shall be deemed to constitute a Party being the partner of any other or, except as otherwise expressly provided, to constitute a Party being the agent or legal representative of any other or to create any fiduciary relationship between them. The Parties do not intend to create, nor shall this Agreement be construed to create, any mining, commercial or other partnership. No Party shall have any authority to act for or to assume any obligation or responsibility on behalf of any other Party, except as otherwise expressly provided herein.

[Signature Page Follows]

IN WITNESS WHEREOF the Parties hereto have duly executed this Agreement as of the day and year first above written.

EXCELSIOR MINING ARIZONA INC.

By:	“Stephen Twyerould”
Stephen Twyerould
President & CEO

NUTON LLC

By:	“Adam Burley”
Adam Burley
President & CEO

GUNNISON COPPER CORP.

By:	“Stephen Twyerould”
Stephen Twyerould
President & CEO

SCHEDULE A

[REDACTED: Confidential and commercially sensitive details of the Stage 1 Viability Testing Program.]

SCHEDULE B

The Gunnison Project

The Gunnison Project includes all real property and property rights commonly known as the “Gunnison Copper Project”, situated in Cochise County, Arizona, together with all patented mining claims, unpatented mining claims, extralateral rights, water rights, personal property and appurtenances, and all fixtures, stockpiles, leach heaps, dumps and tailings situated thereon, and includes, but is not limited to:

BLM Claims

Claim Name and Number	BLM Serial # (AMC #)	Township, Range, Section*	Maintenance Costs	Area
		Mr Twn Rng Sec
ALPHA #1	21945	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #2	21946	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #3	21947	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #4	21948	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #5A	351064	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #6	21950	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #7	21951	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #8	21952	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #9	21953	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #10	21954	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #11	21955	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #12	21956	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #13	21957	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #15	21959	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #16	21960	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #17	21961	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #18	21962	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #19	21963	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #20	21964	14 0160S 0220E 024	$200.00	Gunnison
ALPHA #22	21966	14 0160S 0220E 026	$200.00	Gunnison
ALPHA #23	21967	14 0160S 0220E 026	$200.00	Gunnison
ALPHA #24	21968	14 0160S 0220E 023	$200.00	Gunnison
ALPHA #25	21969	14 0160S 0220E 023	$200.00	Gunnison
ALPHA #26	21970	14 0160S 0220E 023	$200.00	Gunnison
ALPHA #31	21975	14 0160S 0220E 023	$200.00	Gunnison
ALPHA #32	21976	14 0160S 0220E 023	$200.00	Gunnison
ALPHA #33	21977	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 34 A	324360	14 0160S 0220E 023	$200.00	Gunnison
ALPHA #36	21980	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #37	21981	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #38	21982	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #39	21983	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #40	21984	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #45	21989	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #46	21990	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #49	21991	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #50	21992	14 0160S 0220E 025	$200.00	Gunnison
ALPHA #51	21993	14 0160S 0220E 025	$200.00	Gunnison

Claim Name and Number	BLM Serial # (AMC #)	Township, Range, Section*	Maintenance Costs	Area
ALPHA 52 A	324361	14 0160S 0220E 026	$200.00	Gunnison
ALPHA 118	326439	14 0160S 0220E 001	$200.00	Gunnison
ALPHA 119	326440	14 0160S 0220E 001	$200.00	Gunnison
ALPHA 120	326441	14 0160S 0220E 001	$200.00	Gunnison
ALPHA 121	326442	14 0160S 0220E 001	$200.00	Gunnison
ALPHA 122	326443	14 0160S 0220E 001	$200.00	Gunnison
ALPHA 123	326444	14 0160S 0220E 001	$200.00	Gunnison
ALPHA 124	326445	14 0160S 0220E 001	$200.00	Gunnison
ALPHA 125	326446	14 0160S 0220E 011	$200.00	Gunnison
ALPHA 126	326447	14 0160S 0220E 011	$200.00	Gunnison
ALPHA 127	326448	14 0160S 0220E 011	$200.00	Gunnison
ALPHA 128	326449	14 0160S 0220E 013	$200.00	Gunnison
ALPHA 129	326450	14 0160S 0220E 013	$200.00	Gunnison
ALPHA 130	326451	14 0160S 0220E 013	$200.00	Gunnison
ALPHA 131	326452	14 0160S 0220E 013	$200.00	Gunnison
ALPHA 27	340653	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 28	340654	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 29	340655	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 30	340656	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 35	340657	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 41	340658	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 42	340659	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 43	340660	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 44	340661	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 56	340662	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 57	340663	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 58	340664	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 59	340665	14 0160S 0220E 023	$200.00	Gunnison
ALPHA 60	340666	14 0160S 0220E 023	$200.00	Gunnison
TALLSHIP 5-A	341334	14 0160S 0220E 013	$200.00	Gunnison
TALLSHIP 7-A	341335	14 0160S 0220E 013	$200.00	Gunnison
TALLSHIP 8-A	341336	14 0160S 0220E 013	$200.00	Gunnison
TALLSHIP 9-A	341337	14 0160S 0220E 012	$200.00	Gunnison
TALLSHIP 10-A	341338	14 0160S 0220E 012	$200.00	Gunnison
TALLSHIP B-1	341339	14 0160S 0220E 012	$200.00	Gunnison
TALLSHIP B-2	341340	14 0160S 0220E 012	$200.00	Gunnison
TALLSHIP B-3	341341	14 0160S 0220E 012	$200.00	Gunnison
TALLSHIP B-4	341342	14 0160S 0220E 012	$200.00	Gunnison
TALLSHIP B-5	341343	14 0160S 0220E 012	$200.00	Gunnison
TALLSHIP B-6	341344	14 0160S 0220E 013	$200.00	Gunnison
TALLSHIP B-7	341345	14 0160S 0220E 013	$200.00	Gunnison
TALLSHIP B-8	351062	14 0160S 0220E 013	$200.00	Gunnison
TALLSHIP B-9	351063	14 0160S 0220E 013	$200.00	Gunnison
TALLSHIP B10	341968	14 0160S 0220E 013	$200.00	Gunnison
TALLSHIP #C-1	73414	14 0160S 0220E 013	$200.00	Gunnison
TALLSHIP #C-2	73415	14 0160S 0220E 024	$200.00	Gunnison
TALLSHIP #C-3	73416	14 0160S 0220E 013	$200.00	Gunnison
TALLSHIP #C-4	73417	14 0160S 0220E 024	$200.00	Gunnison
TALLSHIP #C-5	73418	14 0160S 0220E 013	$200.00	Gunnison
TALLSHIP #C-6	73419	14 0160S 0220E 024	$200.00	Gunnison
TALLSHIP #C-7	73420	14 0160S 0220E 013	$200.00	Gunnison

Claim Name and Number	BLM Serial # (AMC #)	Township, Range, Section*	Maintenance Costs	Area
PROSPECT 1	341969	14 0150S 0220E 035	$200.00	Gunnison
PROSPECT 2	341970	14 0150S 0220E 035	$200.00	Gunnison
PROSPECT 3	341971	14 0150S 0220E 035	$200.00	Gunnison
PROSPECT 4	341972	14 0150S 0220E 035	$200.00	Gunnison
PROSPECT 5	341973	14 0150S 0220E 035	$200.00	Gunnison
PROSPECT 6	341974	14 0150S 0220E 035	$200.00	Gunnison
PROSPECT 7A	341975	14 0150S 0220E 035	$200.00	Gunnison
PROSPECT 8A	341976	14 0150S 0220E 035	$200.00	Gunnison
PROSPECT 9	341977	14 0150S 0220E 035	$200.00	Gunnison
TEX 1	341978	14 0150S 0230E 031	$200.00	Gunnison
TEX 2	341979	14 0160S 0220E 001	$200.00	Gunnison
TEX 3	341980	14 0150S 0230E 031	$200.00	Gunnison
TEX 4	341981	14 0160S 0230E 006	$200.00	Gunnison
TEX 5	341982	14 0150S 0230E 031	$200.00	Gunnison
TEX 6	341983	14 0160S 0230E 006	$200.00	Gunnison
TEX 7	341984	14 0150S 0230E 031	$200.00	Gunnison
TEX 8	341985	14 0160S 0230E 006	$200.00	Gunnison
TEX 9	341986	14 0150S 0230E 031	$200.00	Gunnison
TEX 10	341987	14 0160S 0230E 006	$200.00	Gunnison
TEX 11	341346	14 0150S 0230E 031	$200.00	Gunnison
TEX 12	341988	14 0160S 0230E 006	$200.00	Gunnison
TEX 13	341347	14 0160S 0230E 006	$200.00	Gunnison
TEX 14	341989	14 0160S 0230E 005	$200.00	Gunnison
TEX 15	341990	14 0160S 0220E 001	$200.00	Gunnison
TEX 16	341348	14 0160S 0220E 001	$200.00	Gunnison
TEX 17	341991	14 0160S 0230E 006	$200.00	Gunnison
TEX 18	341349	14 0160S 0230E 006	$200.00	Gunnison
TEX 19	341992	14 0160S 0230E 006	$200.00	Gunnison
TEX 20	341993	14 0160S 0230E 006	$200.00	Gunnison
TEX 21	341994	14 0160S 0230E 006	$200.00	Gunnison
TEX 22	341995	14 0160S 0230E 006	$200.00	Gunnison
TEX 23	341996	14 0160S 0230E 006	$200.00	Gunnison
TEX 24	341997	14 0160S 0230E 006	$200.00	Gunnison
TEX 25	341998	14 0160S 0230E 006	$200.00	Gunnison
TEX 26	341999	14 0160S 0230E 006	$200.00	Gunnison
TEX 27	342000	14 0160S 0230E 005	$200.00	Gunnison
TEX 28	342001	14 0160S 0230E 005	$200.00	Gunnison
TEX 29	341350	14 0160S 0230E 006	$200.00	Gunnison
TEX 30	341351	14 0150S 0230E 031	$200.00	Gunnison
NANA-1	AZ105264914	14 0160S 0220E 026	$200.00	Gunnison
NANA-2	AZ105264915	14 0160S 0220E 026	$200.00	Gunnison
NANA-3	AZ105264916	14 0160S 0220E 026	$200.00	Gunnison
NANA-4	AZ105264917	14 0160S 0220E 026	$200.00	Gunnison
NANA-5	AZ105264918	14 0160S 0220E 026	$200.00	Gunnison
NANA-6	AZ105264919	14 0160S 0220E 026	$200.00	Gunnison
NANA-7	AZ105264920	14 0160S 0220E 026	$200.00	Gunnison
NANA-8	AZ105264921	14 0160S 0220E 026	$200.00	Gunnison
NANA-9	AZ105264922	14 0160S 0220E 026	$200.00	Gunnison
NANA-10	AZ105264923	14 0160S 0220E 026	$200.00	Gunnison
NANA-11	AZ105264924	14 0160S 0220E 026	$200.00	Gunnison
NANA-12	AZ105264925	14 0160S 0220E 026	$200.00	Gunnison

Claim Name and Number	BLM Serial # (AMC #)	Township, Range, Section*	Maintenance Costs	Area
NANA-13	AZ105264926	14 0160S 0220E 026	$200.00	Gunnison
NANA-14	AZ105264927	14 0160S 0220E 026	$200.00	Gunnison
NANA-15	AZ105264928	14 0160S 0220E 026	$200.00	Gunnison
NANA-16	AZ105264929	14 0160S 0220E 026	$200.00	Gunnison
NANA-17	AZ105264930	14 0160S 0220E 026	$200.00	Gunnison
NANA-18	AZ105264931	14 0160S 0220E 026	$200.00	Gunnison
NANA-19	AZ105264932	14 0160S 0220E 026	$200.00	Gunnison
NANA-20	AZ105264933	14 0160S 0220E 026	$200.00	Gunnison
Alpha Omega #64	AMC 429559	14 0160S 0230E 004	$200.00	Gunnison
Alpha Omega #65	AMC 429560	14 0160S 0230E 004	$200.00	Gunnison
Alpha Omega #76	AMC 429561	14 0160S 0230E 004	$200.00	Gunnison
Alpha Omega # 77	AMC 429562	14 0160S 0230E 004	$200.00	Gunnison
GUNNY 1	AZ105789226	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 2	AZ105789227	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 3	AZ105789228	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 4	AZ105789229	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 5	AZ105789230	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 6	AZ105789231	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 7	AZ105789232	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 8	AZ105789233	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 9	AZ105789234	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 10	AZ105789235	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 11	AZ105789236	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 12	AZ105789237	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 13	AZ105789238	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 14	AZ105789239	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 15	AZ105789240	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 16	AZ105789241	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 17	AZ105789242	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 18	AZ105789243	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 19	AZ105789244	14 0160S 0230E 005	$200.00	Gunnison
GUNNY 20	AZ105789244	14 0160S 0230E 005	$200.00	Gunnison
CHARLES	403687	14 0150S 0220E 036	$200.00	Gunnison
DORA	403691	14 0150S 0220E 036	$200.00	Gunnison
ELLA	403697	14 0150S 0220E 036	$200.00	Gunnison
ERNEST	403700	14 0150S 0220E 036	$200.00	Gunnison
GUSTAVE	403703	14 0150S 0220E 036	$200.00	Gunnison
INA	403706	14 0150S 0220E 036	$200.00	Gunnison
LOUIE	403717	14 0150S 0220E 036	$200.00	Gunnison
MARY	403718	14 0150S 0220E 036	$200.00	Gunnison
ULTIMO	403744	14 0150S 0220E 036	$200.00	Gunnison
WOLFRIME	403745	14 0150S 0220E 036	$200.00	Gunnison
J SULLY #6	408909	14 0150S 0220E 036	$200.00	Gunnison
J SULLY #8	408911	14 0150S 0220E 036	$200.00	Gunnison
J SULLY #11	408914	14 0150S 0220E 036	$200.00	Gunnison
J SULLY #12	408915	14 0150S 0220E 036	$200.00	Gunnison
J SULLY #13	408916	14 0150S 0220E 036	$200.00	Gunnison
J SULLY #16	408919	14 0150S 0220E 036	$200.00	Gunnison

*Some claims may extend into adjacent Townships, Ranges or Sections

Claim Name and Number	BLM Serial # (AMC #)	Township, Range, Section*	Maintenance Costs	Area
			ANNUAL COST	TOTAL # OF CLAIMS
TOAL GUNNISON CLAIMS			$37,600.00	188

Gunnison Project

Form 43-101F1 Technical Report

State Permits

Permit No.	1st Year	2nd Year	3rd Year	4th Year	5th Year
08-121919	Rent: 911.46	Rent: None	Rent: $455.73	Rent: $455.73	Rent: $455.73
Sec. 7	App Fee: $500	App Fee: $500	App Fee: $500	App Fee: $500	App Fee: $500
	Exp: $4,557.30	Exp: $4,557.30	Exp: $9,114.60	Exp: $9,114.60	Exp: $9,114.60
	Due: 2/22/2022	Due: 2/22/2023	Due: 2/22/2024	Due: 2/22/2025	Due: 2/22/2026
08-121961	Rent: 558.02	Rent: None	Rent: $279.01	Rent: $279.01	Rent: $279.01
Sect. 18	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500
	Exp: $2,790.10	Exp: $2,790.10	Exp: $5,580.20	Exp: $5,580.20	Exp: $5,580.20
	Due: 4/4/2022	Due: 4/4/2023	Due: 4/4/2024	Due: 4/4/2025	Due: 4/4/2026
08-121966	Rent: 638.78	Rent: None	Rent: $319.39	Rent: $319.39	Rent: $319.39
Sect. 5	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500
	Exp: $3,193.90	Exp: $3,193.90	Exp: $6,387.80	Exp: $6,387.80	Exp: $6,387.80
	Due: 4/4/2022	Due: 4/4/2023	Due: 4/4/2024	Due: 4/4/2025	Due: 4/4/2026
08-121965	Rent: 80.00	Rent: None	Rent: $40.00	Rent: $40.00	Rent: $40.00
Sect. 25	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500
	Exp: $400.00	Exp: $400.00	Exp: $800.00	Exp: $800.00	Exp: $800.00
	Due: 4/4/2022	Due: 4/4/2023	Due: 4/4/2024	Due: 4/4/2025	Due: 4/4/2026
08-122663	Rent: 1280.00	Rent: None	Rent: $640.00	Rent: $640.00	Rent: $640.00
Sect. 29	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500
	Exp: $6,400.00	Exp: $6,400.00	Exp: $12,800.00	Exp: $12,800.00	Exp: $12,800.00
	Due: 11/2/22	Due: 11/3/23	Due: 11/3/24	Due: 11/3/25	Due: 11/3/26
08-122662	Rent: 1280.00	Rent: None	Rent: $640.00	Rent: $640.00	Rent: $640.00
Sect. 8	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500
	Exp: $6,400.00	Exp: $6,400.00	Exp: $12,800.00	Exp: $12,800.00	Exp: $12,800.00
	Due: 11/2/22	Due: 11/3/23	Due: 11/3/24	Due: 11/3/25	Due: 11/3/26
08-122661	Rent: 1280.00	Rent: None	Rent: $640.00	Rent: $640.00	Rent: $640.00
Sect. 17	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500
	Exp: $6,400.00	Exp: $6,400.00	Exp: $12,800.00	Exp: $12,800.00	Exp: $12,800.00
	Due: 11/2/22	Due: 11/3/23	Due: 11/3/24	Due: 11/3/25	Due: 11/3/26
08-122660	Rent: 1280.00	Rent: None	Rent: $640.00	Rent: $640.00	Rent: $640.00
Sect. 32	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500	App. Fee: $500
	Exp: $6,400.00	Exp: $6,400.00	Exp: $12,800.00	Exp: $12,800.00	Exp: $12,800.00
	Due: 11/2/22	Due: 11/3/23	Due: 11/3/24	Due: 11/3/25	Due: 11/3/26
08-121733	Rent: 1080.00	Rent: None	Rent: $540	Rent: $540	Rent: $540
Sec. 20	App Fee: $500	App Fee: $500	App Fee: $500	App Fee: $500	App Fee: $500
	Exp: $5,400.00	Exp: $5,400.00	Exp: $10,800.00	Exp: $10,800.00	Exp: $10,800.00
	Due: 11-2-2021	Due: 11-2-2022	Due: 11-2-2023	Due: 11-2-2024	Due: 11-2-2025
08-122253	Rent: 996.04	Rent: None	Rent: $498.02	Rent: $498.02	Rent: $498.02
Sec. 2	App Fee: $500	App Fee: $500	App Fee: $500	App Fee: $500	App Fee: $500
	Exp: $4,980.20	Exp: $4,980.20	Exp: $9,960.40	Exp: $9,960.40	Exp: $9,960.40
	Due: 6/27/2022	Due: 6/27/2023	Due: 6/27/2024	Due: 6/27/2025	Due: 6/27/2026
08-122443	Rent: 560.00	Rent: None	Rent: $280.00	Rent: $280.00	Rent: $280.00
Sec. 26	App Fee: $500	App Fee: $500	App Fee: $500	App Fee: $500	App Fee: $500
	Exp: $2,800	Exp: $2,800	Exp: $5,600	Exp: $5,600	Exp: $5,600
	Due: 8/27/2022	Due: 8/27/2023	Due: 8/27/2024	Due: 8/28/25	Due: 8/28/26

Gunnison Project

Form 43-101F1 Technical Report

State Mineral Lease

Permit Number 11-53946 Sec. 36 Rent: $11,964.75 Minimum Royalty: $6,381.20 Due: June 16 each year

Lease expires 6-15-2034

Connie Johnson Deed

All mines and minerals in and under Section 31, Township 15 South, Range 23 East, Gila and Salt River Base and Meridian, containing 615.52 acres, more or less; together with the power to take all usual, necessary or convenient means for working, getting, laying up, dressing, making merchantable, and taking away the said mines and minerals, and also for the above purposes, or for any other purposes whatsoever, to make and repair tunnels and sewers, and to lay and repair pipes for conveying water to and from any manufactory or other building as reserved in that certain Warranty Deed from Hetty Wilson Johnson (formerly Hetty G. Wilson) and Conner Johnson, her husband, to Tom Adams and Lizzie E, Adams, husband and wife, dated May 19, 1943, and recorded at Book 136 Deeds of Real Estate, pages 123, 124 in the Office of the Cochise County, Arizona Recorder.

Fee Simple Land

The mineral rights and other interests in the following parcels located in Cochise County, Arizona, as more specifically described in Exhibit A to the Option:

Parcel A: The mineral estate only in approximately 39.06 acres of land in Section 19, T. 16 S., R. 23 E. and Sections 24 and 25, T. 16 S., R 22 E.

Parcel D: The property in approximately 14.24 acres of land in Section 19, T. 16 S., R. 23 E. and Section 25, T. 16 S., R 22 E.

Parcel E: The property in approximately 4.28 acres of land in Section 19, T. 16 S., R. 23 E.

Parcel F: The property in approximately 15.29 acres of land in Section 25, T. 16 S., R. 22E. (save and excluding a 15-foot easement along the northern boundary of Parcels D and E)

Optioned Land

Smith Option

The following property under option pursuant to the Short Form Option Agreement dated September 16, 2022 between Excelsior Mining Arizona, Inc., Smith Shane & Jolyn Revocable Trust, Durham Robert Carl & Nadine M Fam Rev Trust and Robert Carl Durham & Nadine M. Durham:

apn	OWNER_NAME1	OWNER_NAME2	ACRES
20815002	SMITH SHANE & JOLYN REVOCABLE TRUST	DURHAM ROBERT CARL & NADINE M FAM REV TRUST	804.24
20816007	SMITH SHANE & JOLYN REVOCABLE TRUST		40.03

Gunnison Project

Form 43-101F1 Technical Report

20816009A	SMITH SHANE & JOLYN REVOCABLE TRUST		10
20816009B	SMITH SHANE & JOLYN REVOCABLE TRUST		10
20816010C	SMITH SHANE & JOLYN REVOCABLE TRUST		20.03
20816010D	SMITH SHANE & JOLYN REVOCABLE TRUST		20.05
20816013A	SMITH SHANE & JOLYN REVOCABLE TRUST		40.08
20816013B	SMITH SHANE & JOLYN REVOCABLE TRUST		80.08
20817002C	SMITH SHANE & JOLYN REVOCABLE TRUST		40.01
20817003A	SMITH SHANE & JOLYN REVOCABLE TRUST	DURHAM ROBERT CARL & NADINE M FAM REV TRUST	281.34
20817003B	SMITH SHANE & JOLYN REVOCABLE TRUST	DURHAM ROBERT CARL & NADINE M	40.15
20820002A	SMITH SHANE & JOLYN REVOCABLE TRUST	DURHAM ROBERT CARL & NADINE M FAM REV TRUST	293.87
20820002F	SMITH SHANE & JOLYN REVOCABLE TRUST	DURHAM ROBERT CARL & NADINE M	320.28
20820002K	SMITH SHANE & JOLYN REVOCABLE TRUST	DURHAM ROBERT CARL & NADINE M	187.81
20820002L	SMITH SHANE & JOLYN REVOCABLE TRUST	DURHAM ROBERT CARL & NADINE M	221.55
20820002N	DURHAM ROBERT CARL & NADINE M	SMITH BILLY JOE & BETTY LOU LIVING TRUST	113.63
20820002P	SMITH SHANE & JOLYN REVOCABLE TRUST	DURHAM ROBERT CARL & NADINE M	39.9
		Total Acres =	2563.05
		Count =	17

Bowlin Option

The following property under option pursuant to the Short Form Option Agreement dated January 3, 2023 between Excelsior Mining Arizona, Inc. and Bowlin Travel Centers, Inc.:

Gunnison Project

Form 43-101F1 Technical Report

The eastern portion of parcel 20882001 consisting of approximately 37.2 acres as shown on the map below.

Parcel 20820006 consisting of approximately 18.2 acres and the remaining western portion of Parcel 20882001 consisting of approximately 28.4 acres, both shown in yellow on the map below.

Benson Option

The following property under option pursuant to the Option to Purchase Agreement dated November 12, 2024 between Excelsior Mining Arizona, Inc., Benson 1550 LLC, Benson 5200 LLC, Viel Gluck, LLC, Ben Fatto, LLC, Piemonteis Direct, LLC, Peterben Vigna, LLC, Benton Vigna, LLC and La Romana Direct, LLC:

Arizona Parcel Number (APN)	REFERENCE	BOOK	MAP	PARCEL	Land Designation	Land Owner	Land Record Area (Acres)	Township	Range	Section
601-18-001	MS 3229 R/S BK018PG094B	601	18	1	D-RURAL	BENSON 1550 LLC	20.65	16 S	23E	6
601-18-001	MS 3229 R/S BK018PG094B	601	18	1	D-RURAL	BENSON 1550 LLC	41.31	16 S	23E	6
208-71-036	R/S BK018PG094B	208	71	36	D-RURAL	BENSON 1550 LLC	390.16	16 S	23E	6
601-06-001B	MS 1790	601	6	001B	D-RURAL	BENSON 5200 LLC	50.21	15S	22E	35
601-06-001B	MS 1790	601	6	001B	D-RURAL	BENSON 5200 LLC	20.66	15S	22E	34
601-05-001	MS 2451	601	5	1	D-RURAL	BENSON 5200 LLC	20.66	15S	22E	16
208-15-016B	ASSESSOR LEGAL	208	15	016B	D-RURAL	BENSON 5200 LLC	22.49	15S	22E	34
208-15-016C	ASSESSOR LEGAL	208	15	016C	D-RURAL	BENSON 5200 LLC	13.13	15S	22E	34
208-15-015	ASSESSOR LEGAL	208	15	15	D-RURAL	BENSON 5200 LLC	36.41	15S	22E	34
208-15-018	ASSESSOR LEGAL	208	15	18	D-RURAL	BENSON 5200 LLC	119.62	15S	22E	34
208-15-010B	ASSESSOR LEGAL	208	15	010B	D-RURAL	BENSON 5200 LLC	159.43	15S	22E	34
208-15-014	ASSESSOR LEGAL	208	15	14	D-RURAL	BENSON 5200 LLC	160.88	15S	22E	34
208-15-004	ASSESSOR LEGAL	208	15	4	D-RURAL	BENSON 5200 LLC	238.93	15S	22E	27
208-19-001E	ASSESSOR LEGAL	208	19	001E	D-RURAL	BENSON 5200 LLC	39.87	15S	22E	35
208-19-002	ASSESSOR LEGAL	208	19	2	D-RURAL	BENSON 5200 LLC	120.06	15S	22E	35
208-19-001F	ASSESSOR LEGAL	208	19	001F	D-RURAL	BENSON 5200 LLC	4.93	15S	22E	35
208-19-001G	ASSESSOR LEGAL	208	19	001G	D-RURAL	BENSON 5200 LLC	161.54	15S	22E	35
208-19-003	ASSESSOR LEGAL	208	19	3	D-RURAL	BENSON 5200 LLC	40.73	15S	22E	35
208-20-002H	ASSESSOR LEGAL	208	20	002H	D-RURAL	BENSON 1550 LLC	55.05	15 S	23E	30
208-20-002Q	ASSESSOR LEGAL	208	20	002Q	D-RURAL	BENSON 1550 LLC	73.44	15 S	23E	30
208-20-002M	ASSESSOR LEGAL	208	20	002M	D-RURAL	BENSON 1550 LLC	454.95	15 S	23E	31
208-49-021B	R/S BK018PG094A	208	49	021B	D-RURAL	BENSON 1550 LLC	275.25	16 S	22E	1
208-49-002	ASSESSOR LEGAL	208	49	2	D-RURAL	BENSON 5200 LLC	159.13	16 S	22E	4
208-49-021C	ASSESSOR LEGAL	208	49	021C	D-RURAL	BENSON 1550 LLC	224.83	16 S	22E	1
208-15-010A	ASSESSOR LEGAL	208	15	010A	D-RURAL	BENSON 5200 LLC	597.89	15S	22E	33
208-15-005	ASSESSOR LEGAL	208	15	5	D-RURAL	BENSON 5200 LLC	395.93	15S	22E	28
						Total	3898.14